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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 5

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Subject Company (issuer))

MOTOROLA, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

65333U 10 4
(CUISIP Number of Class of Securities)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$30,432,934	$2,800

  (1)
  The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Next Level Communications, par value .01 (the "Shares"), not beneficially owned by Motorola, Inc. or its subsidiaries ("Motorola"), at a purchase price of $1.04 Share, net to the seller in cash. As of September 30, 2002, there were 29,262,437 Shares on a fully diluted basis (treating as outstanding, options or share purchase rights subject to issuance at approximately $1.04 or less) not beneficially owned by Motorola or its subsidiaries.
  (2)
  The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003. Such fee is equals .0092 percent of the value of the transaction.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,800
Form or Registration No.:	Not applicable
Filing Party:	Motorola, Inc.
Date Filed:	January 27, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        Amendment No. 5 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on January 27, 2003, and as amended and supplemented by Amendment No. 1 filed with the SEC on February 4, 2003, Amendment No. 2 filed with the SEC on February 21, 2003, and Amendment No. 3 filed with the SEC on February 26, 2003, and Amendment No. 4 filed with the SEC on February 28, 2003 (as so amended, the "Schedule TO") by Motorola, Inc., a Delaware corporation ("Motorola"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level"), not owned by Motorola or its subsidiaries, at a purchase price of $1.04 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). This Amendment No. 5 also amends and supplements the Offer to Purchase and related Letter of Transmittal, and such documents are deemed amended and supplemented by reference to this Amendment No. 5. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase. Except as expressly amended hereby, the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remain in full force and effect, and such documents are incorporated herein by this reference.

Item 1.    Summary Term Sheet.

        N/A

Item 2.    Subject Company Information.

        Section (c) of Item 2 of the Schedule TO is supplemented with the following:

          (c)  The Shares are quoted on the Nasdaq National Market under the symbol "NXTV." The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares on the Nasdaq National Market based upon public sources:

	Sales Price
Calendar Year
	High	Low
2002
First Quarter	$3.56	$1.38
Second Quarter	$1.91	$0.83
Third Quarter	$1.47	$0.72
Fourth Quarter	$1.10	$0.58
2003
First Quarter (through February 28, 2003)	$1.27	$0.86

        On January 10, 2003, the last full trading day prior to announcement of the Offer, the reported closing price of the Shares on the Nasdaq National Market was $0.91 per Share. On January 24, 2003, the last full trading day prior to commencement of the Offer, the reported closing price of the Shares on the Nasdaq National Market was $1.22 per Share. On February 28, 2003, the last full trading day prior to the date of this Amendment to the Schedule TO, the closing price of the Shares in the Nasdaq National Market was $1.14 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

Item 4.    Terms of the Transaction.

        Section (a) of Item 4 of the Schedule TO is amended by amending and supplementing the Offer to Purchase and related Letter of Transmittal as follows:

        Notwithstanding anything in the Offer to Purchase (including without limitation The Tender Offer—Section 1 ("Terms of the Offer") or the Letter of Transmittal to the contrary, all Offer Conditions must be satisfied or waived, other than those conditions dependent upon the receipt of governmental approvals, prior to expiration of the Offer.

        The first paragraph in The Tender Offer—Section 10 ("Certain Conditions of the Offer") in the Offer to Purchase is amended and restated in its entirety as follows:

        Notwithstanding any other provision of the Offer, Motorola shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offering Period, the Minimum Tender Condition has not been satisfied or (ii) if on or after January 10, 2003, and at or prior to the expiration of the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

        Subparagraph (a) of The Tender Offer—Section 10 ("Certain Conditions of the Offer") in the Offer to Purchase is amended and restated in its entirety as follows:

  (a)
  there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign which (i) challenges the acquisition by Motorola of the Shares, seeks to restrain, delay or prohibit the consummation of the Offer or the transactions contemplated by the Offer or subsequent business combination or, seeks to obtain any material damages or otherwise directly or indirectly relates to the transactions contemplated by the Offer or other subsequent business combination, (ii) seeks to prohibit or impose material limitations on Motorola's acquisition, ownership or operation of all or any portion of its or Next Level's business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the Shares (including, without limitation, the right to vote the Shares purchased by them, on an equal basis with all other Shares, on all matters presented to the shareholders of Next Level), or seeks to compel Motorola to dispose of or hold separate all or any portion of its own or Next Level's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or subsequent business combination, (iii) would have a reasonable likelihood of adversely affecting Next Level or Motorola, or any of their respective affiliates or subsidiaries (an "Adverse Effect"), or result in a diminution in the value of Next Level's assets by at least $1 million (a "Diminution in Value"), or (iv) seeks to impose any condition to the Offer unacceptable to Motorola; or

        Subparagraph (c) of The Tender Offer—Section 10 ("Certain Conditions of the Offer") in the Offer to Purchase is amended and restated in its entirety as follows:

  (c)
  any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has or would have a reasonable likelihood of having a materially adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, financial condition, operations, results of operations or prospects of Next Level or any of its subsidiaries, or Motorola shall have become aware of any fact that has or would have a reasonable likelihood of having such an Adverse Effect or results or would have a reasonable likelihood of resulting in a Diminution in Value; or

        Subparagraph (i) of The Tender Offer—Section 10 ("Certain Conditions of the Offer") in the Offer to Purchase is amended and restated in its entirety as follows:

  (i)
  any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has or would have a reasonable likelihood of having an Adverse Effect or results or would have a reasonable likelihood of resulting in a Diminution in Value; or

        The last two paragraphs of The Tender Offer—Section 10 ("Certain Conditions of the Offer") in the Offer to Purchase are amended and restated in their entirety as follows:

        The foregoing Offer Conditions in paragraphs (a) through (k) are for the sole benefit of Motorola and may be asserted by Motorola regardless of the circumstances giving rise to any such conditions, or may be waived by Motorola as a whole or in part at any time and from time to time in its sole discretion. Motorola shall assert these Offer Conditions only if they have not been in fact satisfied. The determination as to whether any Offer Condition has occurred shall be in the sole judgment of Motorola and will be final and binding on all parties. The failure by Motorola at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All Offer Conditions, other than those conditions dependent upon the receipt of governmental approvals, must be satisfied or waived prior to expiration of the Offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        N/A

Item 6.    Purpose of the Transaction and Plans or Proposals.

        Section (a) of Item 6 is supplemented as follows:

        In the Offer to Purchase, Special Factors—Section 3 ("Background of the Tender Offer"), Motorola describes the historical context in which it developed its plans to commence the Offer. The following supplements this description:

        In August 2002, Motorola had concerns about Next Level's financial performance particularly given that Next Level's losses are consolidated with Motorola's financial performance for financial reporting purposes, but that Motorola does not control Next Level's operations. At that time, Motorola began an operational review of Next Level that continued through December 2002. During this period, Motorola provided Next Level with only those cash advances that Motorola was already obligated to provide as a result of the March 2002 financing commitments. Between August 2002 and December 2002, in addition to providing the cash infusions committed in March 2002, Motorola exchanged certain indebtedness for Series A-1 and Series A-2 preferred stock of Next Level and restructured the terms of the Series A and Series A-1 preferred stock in order to support Next Level's efforts to maintain its listing on the Nasdaq National Market. Motorola also extended the maturity date of the outstanding balance owed on the May 2001 credit facility by three years. Motorola believed that these actions were in the best interests of Next Level and its shareholders.

        In mid-December 2002, Motorola reached preliminary conclusions about the market environment and Next Level's competitive position and financial viability. Those conclusions were based predominantly on its operational review of Next Level and, in part, on RHK's study on the market environment and Next Level's position within the market, which was provided to Motorola on

December 13, 2002. Motorola's preliminary conclusions were not based on any financial advice from JPMorgan, which provided its preliminary report to Motorola on January 9, 2003.

        Motorola made its fairness determination in connection with this transaction on January 11, 2003. Motorola's Board of Directors ("Board") by resolution has delegated the authority to its Chief Executive Officer to execute, consummate and deliver all certifications and other documents on behalf of Motorola in connection with any acquisition transaction of this size without further board approval. Under the Board's resolution, the Chief Executive Officer has the right to delegate this authority to other persons, and he delegated this authority in connection with the Offer to a three-person committee ("Committee") consisting of members of Motorola management. The Committee met on a number of occasions during the period from January 9, 2003 through January 11, 2003 to determine whether and how to acquire the common stock of Next Level not owned by Motorola or its subsidiaries, to set an offer price per share, and to consider the procedural and substantive fairness of the transaction to Next Level's unaffiliated shareholders. On January 11, 2003, the Committee decided to proceed with a tender offer at the purchase price and with the procedural protections included in the Offer to Purchase and determined, on behalf of Motorola, that a tender offer so structured would be both procedurally and substantively fair to Next Level's unaffiliated shareholders. The decision of the Committee was unanimous. Motorola's Board was fully informed of management's consideration of the tender offer, and no director has raised an objection that the Offer at the price and on the other terms set forth in the Offer to Purchase was unfair to Next Level's unaffiliated shareholders.

Item 7.    Source and Amount of Funds or Other Consideration.

        N/A

Item 8.    Interest in Securities of the Subject Company.

        Schedule B ("Security Ownership of Certain Beneficial Owners and Management") of the Offer to Purchase is amended and restated by Schedule B ("Security Ownership of Certain Beneficial Owners and Management") attached hereto.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        Section (a) of Item 9 is hereby supplemented by the following information concerning JPMorgan, which has been retained to serve as Dealer Manager in connection with the transaction.

        Motorola engaged JPMorgan for $1.25 million to perform financial advisory services for the Offer. This fee amount was determined prior to the date on which JPMorgan provided Motorola its Preliminary Report on January 9, 2003. JPMorgan was thereafter retained as Dealer Manager for no additional fee. JPMorgan's financial advisory fee of $1.25 million is contingent and becomes payable only upon closing of a Transaction during the term of the agreement or within 12 months following the expiration in May 2004 or earlier termination thereof. The term "Transaction" is defined to mean (i) any merger, consolidation, joint venture or other business combination pursuant to which the business of Next Level is combined with that of Motorola, or (ii) the acquisition by Motorola, directly or indirectly, of a majority of the currently outstanding common stock of Next Level not already owned by Motorola, by way of tender or exchange offer, negotiated purchase or any other means.

Item 10.    Financial Statements.

        Item 10 of the Schedule TO is supplemented by the following:

        The first paragraph under Special Factors—Section 2 ("Background of Motorola's Continued Investment in and Support of Next Level") on page 3 of the Offer to Purchase (attached as Exhibit (a)(1)(i) to the Schedule TO filed by Motorola, Inc. on January 27, 2002), states inadvertently that Next Level had reported "losses per Share of $1.79 in the first nine (9) months of 2002." In fact, Next Level suffered losses per Share of $1.79 in the first nine (9) months of 2001, and reported losses per Share of $0.78 in the first nine (9) months of 2002. This information is correctly reported in The Tender Offer—Section 6 ("Certain Information Concerning Next Level") on page 36 of the Offer to Purchase.

        The Tender Offer—Section 6 ("Certain Information Concerning Next Level") of the Offer to Purchase is supplemented by the following:

        On February 4, 2003, Next Level reported its unaudited operating results for the fourth quarter of 2002 and for the 2002 calendar year. According to the press release disseminated by Next Level in connection with this announcement:

        Revenue for the fourth quarter ended December 31, 2002 was $14.2 million, up from $12.4 million for the fourth quarter of 2001 and up from $12.3 million for the third quarter of 2002. Net loss for the fourth quarter of 2002 was $15.5 million, or $0.40 per share after the effect of a preferred accretion and dividends of $19.6 million, compared to a net loss of $56.3 million, or $0.66 per share, in the fourth quarter of 2001. Cash flow from operations was negative $5.1 million for the fourth quarter, compared to negative $31.5 million in the fourth quarter of 2001 and negative $6.2 million in the third quarter of 2002. Cash flow from operations was negative $34.1 million for the year compared to negative $152.1 million in the prior year when stated on a comparable basis.

        Revenues for the fiscal year ended December 31, 2002 were $57.4 million, compared with $93.2 million in 2001. Net loss for the fiscal year 2002, was $78.6 million, or $1.18 per share after the effect of preferred dividends and accretion of $23.4 million, compared to a net loss of $208.6 million, or $2.45 per share, in 2001.

        In this announcement, Next Level also stated that it anticipated first quarter revenues in 2003 to be approximately 20% to 30% higher than in the fourth quarter of 2002, meaning that Next Level anticipates first quarter revenues to be approximately $17.0 million to $18.5 million. This level of sales is lower than the $25.0 million in sales that in August 2002 Next Level projected for the first quarter of 2003. See Schedule E ("Next Level Projections") of the Offer to Purchase.

        Except as otherwise set forth herein, the information concerning Next Level contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although Motorola, the Information Agent and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Motorola, the Information Agent and the Dealer Manager cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Next Level to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Motorola, the Information Agent or the Dealer Manager, except to the extent imposed by federal securities laws.

        The last paragraph of The Tender Offer—Section 6 ("Certain Information Concerning Next Level") in the Offer to Purchase is amended and restated as follows:

        AVAILABLE INFORMATION. Next Level is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Next Level's directors and officers, their remuneration, stock options granted to them, the principal holders of Next Level's securities, any material interests of such persons in transactions with Next Level and other matters is required to be disclosed in proxy statements distributed to Next Level's shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC's Website at http://www.sec.gov.

Item 11.    Additional Information.

        N/A

Item 12.    Exhibits.

(a)(5)(vii)    Letter from Next Level Independent Committee to Motorola, dated January 28, 2003.

(a)(5)(viii)    Letter from Motorola to Next Level Independent Committee, dated January 30, 2003.

Item 13.    Information Required by Schedule 13E-3.

Item 13 of the Schedule TO is hereby amended and supplemented by the following:

Item 2. Subject Company Information.

N/A

Item 4. Terms of the Transaction.

N/A

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Subsection (c) of Item 5, and the Offer to Purchase, Special Factors—Section 3 ("Background of the Tender Offer") is amended and supplemented by the following:

        Motorola commenced the Offer on January 27, 2003 in accordance with SEC rules by making available and disseminating to Next Level shareholders the Offer to Purchase and related Letter of Transmittal and by filing a Schedule TO with the SEC. Since January 27, 2003, the following events have occurred:

        On January 28, 2003, Next Level's Independent Committee sent Motorola a letter requesting assurances that Motorola would (i) continue to fund Next Level's operations through December 31, 2003 notwithstanding that Motorola had previously informed Next Level management that it was disinclined to do so; (ii) take all actions, including, without limitation, agreeing to modify the terms of Motorola's prior financings of Next Level, in order for Next Level to obtain third party financing on any terms; (iii) agree to support any "poison pill" shareholders rights plan proposed by the Independent Committee regardless of its terms; (iv) support any stock split deemed necessary by the Independent Committee to maintain Next Level's Nasdaq National Market listing; and (v) not to violate terms of nondisclosure and other agreements not applicable to the tender offer. The Independent Committee demanded that Motorola respond to this letter within 48 hours.

        On January 30, 2003, Motorola sent a response in which Motorola reiterated that the Offer protects the integrity of Motorola, Next Level and Next Level's board of directors and management by giving Next Level's shareholders the right to consider the fairness of Motorola's Offer for themselves. Although Motorola stated that it could not commit to any hypothetical third party financing or other matters, the terms of which are unknown and unknowable, Motorola affirmed that if the tender offer was not successful, Motorola would consider in good faith all other reasonable options, including third party financing proposals. Motorola also stated that it would oppose a poison pill because such action would breach the Independent Committee's fiduciary duties to Next Level shareholders if adopted in the context of Motorola's all-cash, non-coercive Offer.

        On February 4, 2003, Next Level filed its Schedule 14D-9 Solicitation and Recommendation Statement (the "Schedule 14D-9") and recommended that Next Level shareholders not tender their shares. The Independent Committee and Next Level's board of directors based their conclusion on what Motorola believes to be many inaccurate and misleading accusations. The Independent Committee has reiterated this position to Next Level shareholders by issuing further announcements and releases on February 10, 13, 19, 21 and 27, 2003.

        On February 4, 2003, Next Level and certain Next Level shareholders affiliated with Spencer Trask also sued Motorola in Delaware Chancery Court in an effort to stop Motorola's tender offer and to prevent Next Level shareholders from considering the terms of Motorola's Offer on their merits.

        On February 25, 2003, the Delaware Chancery Court denied Next Level's preliminary injunction motion to stop this Offer. In so doing, the Delaware Court rejected all of Next Level's claims and observed that some of Next Level's claims "[p]erhaps exceed[ed] the bounds of zealous advocacy." The Court noted: "the record developed in connection with these expedited proceedings supports a conclusion that Motorola has fully and adequately disclosed all material information and that its tender offer is not inequitably coercive." Thus, the Court concluded that "the decision to accept or reject Motorola's offer should be left in the hands of Next Level stockholders." Next Level sought an expedited interlocutory appeal, but on February 27, 2003, the Delaware Chancery Court and the Delaware Supreme Court both denied the request.

        On February 28, 2003, Motorola sent a letter to Next Level shareholders urging them to tender their Shares and providing facts to refute many of the assertions made by Next Level's Independent Committee and board of directors.

Item 6. Purposes of the Transaction and Plans or Proposals.

N/A

Item 7. Purposes, Alternatives, Reasons and Effects.

        Sections (a) through (c) of this Item 7 are supplemented by reference to the description set forth in Item 6 of this Schedule TO above.

        Subsection (d) of this Item 7 is supplemented and amended by the following:

        The last paragraph of Special Factors—Section 5 ("Certain Effects of the Offer and Merger") in the Offer to Purchase is hereby amended and restated by the following two paragraphs:

        Motorola believes that Next Level's key employees are important to the success of Next Level's business and operations. Motorola plans to provide incentives to key Next Level employees to remain following completion of the Offer and the Merger. Motorola currently does not have detailed information on current compensation, options and other benefits of Next Level employees sufficient to determine the incentives that it will provide to key employees or how those benefits will be coordinated with benefits available to employees of Motorola and its subsidiaries. As a result, Motorola has not yet finalized any particular incentive plans, but Motorola intends to work with Next Level's management to minimize disruption to the Next Level team. In connection with the Merger, Motorola presently intends to cause the existing stock options issued under Next Level's plans (each described in Next Level's Annual Report, dated as of December 31, 2001 and on file with the SEC as exhibits to Next Level's Form S-1/A, dated October 12, 1999) to vest and, if not exercised, terminate upon the consummation of the Merger. If that is the case, Motorola is considering monetary incentives to promote retention and competitive compensation and benefits. In Motorola's view, providing stock options to key employees is an important part of compensation, and Motorola currently expects to issue new Motorola options to key Next Level employees at least six months and one day after the Merger, which will allow it to address certain accounting issues associated with options that have terminated in connection with the Merger.

        Motorola has not entered into employment agreements with any of Next Level's officers or directors relating to employment with Motorola or Next Level following the tender offer or Merger, nor has Motorola had any discussions with any officer or director of Next Level about such an agreement. In light of the pending Offer, Motorola does not believe any such discussions would be appropriate.

Item 8. Fairness of the Transaction.

        Motorola's position regarding the fairness of the Offer is set forth in the Offer to Purchase, Special Factors—Section 10 ("Motorola's Position Regarding the Fairness of the Offer"). The following supplements that section.

        Motorola believes that the Offer is both financially and procedurally fair to shareholders who are not affiliated with Next Level for the reasons stated in the Special Factors—Section 10 ("Motorola's Position Regarding the Fairness of the Offer") in the Offer to Purchase and the additional factors set forth as follows:

        In structuring the Offer, Motorola has followed established Delaware corporate law precedent concerning the conduct of tender offers, which does not require the approval of Next Level's independent directors or the appointment of an independent representative to negotiate on behalf of unaffiliated Next Level shareholders. As part of this process and in order to fulfill its obligations under Rule 14e-2 under the Exchange Act, Next Level's board of directors has established the Independent Committee and hired independent advisors to review Motorola's Offer. The Independent Committee met and expressed its views to the full Next Level board of directors, which in turn has stated its position on Motorola's Offer to Next Level stockholders by filing the Schedule 14D-9 and by issuing a variety of releases and announcements to advise Next Level shareholders of its views. This process allows Next Level shareholders to make an informed decision, and the offer remains conditioned on the Minimum Tender Condition, which is nonwaivable.

        Motorola made its fairness determination in connection with this transaction on January 11, 2003. Motorola's Board by resolution has delegated the authority to its Chief Executive Officer to execute, consummate and deliver all certifications and other documents on behalf of Motorola in connection with any acquisition transaction of this size without further board approval. Under the Board's resolution, the Chief Executive Officer has the right to delegate this authority to other persons, and he delegated this authority in connection with the Offer to a three-person committee ("Committee") consisting of members of Motorola management. The Committee met on a number of occasions during the period from January 9, 2003 through January 11, 2003 to determine whether and how to acquire the common stock of Next Level not owned by Motorola or its subsidiaries, to set an offer price per share, and to consider the procedural and substantive fairness of the transaction to Next Level's unaffiliated shareholders. On January 11, 2003, the Committee decided to proceed with a tender offer at the purchase price and with the procedural protections included in the Offer to Purchase and determined, on behalf of Motorola, that a tender offer so structured would be both procedurally and substantively fair to Next Level's unaffiliated shareholders. The decision of the Committee was unanimous. Motorola's Board of Directors was fully informed of management's consideration of the tender offer, and no director has raised an objection that the Offer at the price and on the other terms set forth in the Offer to Purchase was unfair to Next Level's unaffiliated shareholders.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        Subsection (b) of Item 9 is supplemented by the following information:

        JPMORGAN PRELIMINARY REPORT. A summary of JPMorgan's Preliminary Report is set forth in Special Factors—Section 9 ("Preliminary Report of JPMorgan to Motorola") in the Offer to Purchase. The following supplements that summary.

        JPMorgan has provided certain investment banking services and other financial advisory or financing services to Motorola from time to time, and may provide such services to Motorola in the future. Over the past two years, JPMorgan received approximately $35 million in aggregate compensation from Motorola and has entered into an engagement letter under which it would receive $700,000 in 2003.

        JPMorgan was retained as the Dealer Manager for the Offer in January 2003 for no additional compensation. See Supplement: Supplemental Terms of the Offer—Section 7 ("Fees and Expenses") for a summary of the terms of the fee arrangement between JPMorgan and Motorola with respect to the financial advisory services rendered in connection with the Offer.

        The paragraphs appearing under the heading "Premium Summary of Recent Transactions" in Special Factors—Section 9 ("Preliminary Report of JPMorgan to Motorola") in the Offer to Purchase, are amended and restated as follows:

PREMIUM SUMMARY OF RECENT TRANSACTIONS.

        JPMorgan reviewed and compared 27 recent transactions listed below involving the acquisition of all outstanding shares of target companies by their respective 95% to 75% shareholders and reported: (i) the initial offer price; (ii) the implied initial offer premium over the market price one week prior to announcement; (iii) the final offer price; and (iv) the implied percent increase over the initial offer price. The 27 transactions consisted of 21 all-cash transactions, five all-stock transactions and one transaction with both cash and stock consideration. JPMorgan determined that, for the 21 all cash transactions, (a) the mean and median offer premium over the market price one week prior to announcement were approximately 24.7% and 19.3%, respectively, and (b) the mean and median bid increase over the initial offer were approximately 12.0% and 11.7%, respectively. The JPMorgan analysis applied premiums of 10% to 20% to Next Level's closing share price on January 6, 2003, yielding an illustrative value range of approximately $0.96 to $1.04 per Share.

Acquiror	Target
Thermo Electron	Thermo Instrument Systems
Westcorp	WFS Financial
Thermo Instrument Systems, Inc.	Thermo Optek Corp.
Hartford Financial Services	Hartford Life
American Financial Group, Inc.	American Finl Entps, Inc.
Vishay Intertechnology, Inc.	Siliconix, Inc.
First Banks Inc,MO	First Banks America Inc,TX
Allmerica Financial Corp.	Citizens Corp.
IDB Development Corp.	PEC Israel Economic Corp.
UtilCorp United Inc	Aquila Inc
Citigroup, Inc.	Student Loan Corporation
Texas Industries, Inc.	Chaparral Steel Co.
BP Amoco PLC	Vastar Resources, Inc.
Limited Brands Inc.	Intimate Brands Inc
Alcoa, Inc.	Howmet International, Inc.
Cordant Technologies, Inc.	Howmet International, Inc.
Ford Motor Co.	Hertz Corp.
Boise Cascade Corp.	Boise Cascade Office Products
Viacom, Inc.	Spelling Entertainment Group
Samuel J Heyman	Int'l Specialty Products
Citigroup, Inc.	Travelers Property Casualty
Credit Suisse First Boston	CSFBdirect
Electronic Data Systems Corp	Unigraphics Solutions Inc
Toronto-Dominion Bank	TD Waterhouse Group Inc
Thermo Instrument Systems, Inc.	ThermoQuest Corp.
Tyco International	TyCom
Miracle Marketing, Inc.	Marketing America, Inc.

        No company or transaction reviewed by JPMorgan in its report to Motorola's management is identical to Next Level or the Offer, as the case may be. Accordingly, the values of such companies or transactions, as the case may be, should not be construed as illustrative of a value for Next Level or the Shares.

        RHK REPORT. A summary of the December 13, 2002 report prepared by RHK, Inc. ("RHK") is set forth in Special Factors—Section 8 ("Report of RHK on Next Level's Market Position and Business Model") in the Offer to Purchase.

        The following supplements that summary:

        Over the past two years, there have not been any contracts, arrangements or understandings with RHK that are material to the Offer. Motorola paid RHK $25,000 to prepare its report.

        In addition, for purposes of clarity, the last three paragraphs on page 20 of the Offer to Purchase under Special Factors—Section 8 ("Report of RHK on Next Level's Market Position and Business Model") (beginning immediately following the last bullet point on that page) are amended and restated in their entirety as follows:

  RHK found that all four RBOC's considered video as an essential and strategic part of their product offerings to compete successfully against cable television providers. According to RHK, some or all of the RBOC's recognized the competitive strength of cable companies' bundle of local, long distance, internet and broadcast video offerings, and RHK observed that cable operators' high speed internet offerings are beating telephone company DSL offerings by at least a two to one margin.

  RHK also found that three of the four RBOC's plan to include video as part of their product offering in the next 6 to 12 months. According to RHK, however, in response to the telecom downturn, the RBOC's have continued to cut capital expenditures (down over 50% from peak levels), and, in light of these capital constraints, each of the RBOC's stating that they planned offer video as part of their product offering were currently inclined to adopt less capital intensive approaches, such as partnering with direct broadcast satellite providers. (Satellite offers a variable cost structure (with no RBOC capital expenditures), quality and programming benefits and lower-cost integration to back office support systems.) In particular, RHK found that, in this capital-scarce environment, all four RBOC's believed VDSL type solutions (such as the Next Level product offering) were not financially justified in the current market environment.

  The RHK analysis concluded that although all four RBOC's see the value of adding video to their offering, a VDSL offering (such as the Next Level solution) was not the current choice, in part because of RBOC's curtailed capital spending and the high cost of VDSL technology in this market environment. As a result RHK recommended that Next Level should evaluate repositioning its business model to attack other opportunities as Next Level's current business model was not sustainable given its cost structure.

Item 10. Source and Amount of Funds or Other Consideration.

        The second to last paragraph in The Tender Offer—Section 13 ("Fees and Expenses") in the Offer to Purchase is amended and restated as follows:

        The following is an estimate of the fees and expenses to be incurred by Motorola:

Filing Fees	$2,800.00
Financial Advisors' Fees and Expenses	$1,250,000.00
Dealer Manager	$0.00
RHK (Consultant)	$25,000.00
Legal Fees and Expenses (Transaction)	$350,000.00
Legal Fees and Expenses (Litigation)	$1,450,000.00
Accounting Fees and Expenses	$0
Depositary Fees	$20,000.00
Printing and Mailing Costs	$200,000.00
Miscellaneous	$17,500.00

Total	$3,315,300.00

        The Legal Fees and Expenses listed above represent the estimated fees and expenses incurred by Motorola for its own counsel and not the fees and expenses of any other person (including without limitation Next Level, its officers or directors or any plaintiff in any litigation).

Item 12. The Solicitation or Recommendation.

N/A

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

N/A

Item 16. Exhibits.

N/A

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.
	By:	/s/ DONALD F. MCLELLAN
	Name:	Donald F. McLellan
	Title:	Corporate Vice President & Director, Corporate Development
Date: March 3, 2003

SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following amends and restates Schedule B to the Offer to Purchase in its entirety:

        The following table sets forth (i) the current ownership of Shares and (ii) the purchases of Shares, by Motorola (including their respective directors and executive officers) during the past 60 days.

	Securities Ownership
Filing Person(s)(1)			Securities Transactions For Past 60 Days
	Number	Percent
Motorola Inc.(2) 1303 East Algonquin Road Schaumburg, Illinois 60196	196,008,238	89.67%	—
General Instrument Corporation(3) 101 Tournament Drive Horsham, PA 19044	64,103,724	73.94%	—
All Motorola directors and officers as a group	—	—	—

(1)
Information with respect to beneficial ownership is based upon information furnished by each director and officer or contained in filings made with the Securities and Exchange Commission. Except as indicated in the voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2)
Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.

(3)
General Instrument Corporation is a wholly owned subsidiary of Motorola. General Instrument's percentage ownership does not take into account in the denominator the conversion rights of preferred stock or warrants identified in note (2).

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
  SCHEDULE B
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT